FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group

Date: August 12, 2013

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English translation of consolidated financial statements included in the Quarterly Report (“shihanki-houkokusho”) for the three months ended June 30, 2013 submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2013	June 30, 2013
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥305,454	¥280,886
Short-term investments in debt securities (Notes 4 and 5)	43,893	71,745
Other short-term investments (Note 4)	179,843	186,156
Trade receivables:
Notes	27,061	29,260
Accounts	268,927	245,257
Less allowances for doubtful accounts and sales returns	(4,705)	(4,835)

	291,283	269,682
Inventories (Note 6)	296,450	312,858
Advance payments	65,812	65,342
Deferred income taxes (Note 10)	47,349	40,082
Other current assets (Notes 5, 7 and 8)	38,299	39,897

Total current assets	1,268,383	1,266,648
Investments and advances:
Long-term investments in debt and equity securities (Notes 4 and 5)	506,490	661,258
Other long-term investments (Notes 4, 5 and 7)	12,661	12,396

Total investments and advances	519,151	673,654
Property, plant and equipment:
Land	61,808	62,596
Buildings	323,014	331,067
Machinery and equipment	788,692	803,783
Construction in progress	13,546	13,406
Less accumulated depreciation	(918,236)	(938,680)

Total property, plant and equipment	268,824	272,172
Goodwill (Note 3)	103,425	106,960
Intangible assets	54,583	55,655
Other assets (Note 7)	68,487	67,743

Total assets	¥2,282,853	¥2,442,832

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2013	June 30, 2013
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥3,135	¥2,813
Current portion of long-term debt (Note 5)	9,817	10,564
Trade notes and accounts payable	111,249	114,763
Other notes and accounts payable	52,018	45,956
Accrued payroll and bonus	52,420	43,828
Accrued income taxes	22,214	8,129
Other accrued liabilities (Note 11)	39,135	37,623
Other current liabilities (Notes 5 and 8)	36,642	36,852

Total current liabilities	326,630	300,528
Non-current liabilities:
Long-term debt (Note 5)	20,855	22,261
Accrued pension and severance liabilities (Note 9)	36,322	35,924
Deferred income taxes	146,229	197,906
Other non-current liabilities (Note 11)	37,875	39,483

Total non-current liabilities	241,281	295,574

Total liabilities	567,911	596,102
Commitments and contingencies (Note 11)

Kyocera Corporation shareholders’ equity:
Common stock	115,703	115,703
Additional paid-in capital	163,062	163,079
Retained earnings	1,368,512	1,380,157
Accumulated other comprehensive income (Note 13)	50,138	166,887
Common stock in treasury, at cost	(51,258)	(51,275)

Total Kyocera Corporation shareholders’ equity	1,646,157	1,774,551
Noncontrolling interests	68,785	72,179

Total equity (Note 12)	1,714,942	1,846,730

Total liabilities and equity	¥2,282,853	¥2,442,832

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Three months ended June 30,
	2012	2013
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 8)	¥297,726	¥331,655
Cost of sales (Note 8)	222,925	245,298

Gross profit	74,801	86,357
Selling, general and administrative expenses (Notes 11 and 14)	76,803	60,959

Profit (loss) from operations	(2,002)	25,398
Other income (expenses):
Interest and dividend income	6,230	7,539
Interest expense (Note 8)	(433)	(492)
Foreign currency transaction gains, net (Note 8)	1,099	1,721
Other, net	(167)	647

Total other income (expenses)	6,729	9,415

Income before income taxes	4,727	34,813
Income taxes (Note 10)	950	10,892

Net income	3,777	23,921
Net income attributable to noncontrolling interests	2,793	(1,270)

Net income attributable to shareholders of Kyocera Corporation	¥6,570	¥22,651

Earnings per share (Note 16):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥35.82	¥123.48
Diluted	35.82	123.48
Average number of shares of common stock outstanding:
Basic	183,444	183,439
Diluted	183,444	183,439

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Three months ended June 30,
	2012	2013
	Amount	Amount
	(Yen in millions)
Net income	¥3,777	¥23,921

Other comprehensive income (loss)—net of taxes
Net unrealized gains (losses) on securities (Notes 4, 12 and 13)	(10,840)	97,283
Net unrealized gains (losses) on derivative financial instruments (Notes 8, 12 and 13)	67	(30)
Pension adjustments (Notes 9, 12 and 13)	(94)	(341)
Foreign currency translation adjustments (Notes 12 and 13)	(18,675)	22,854

Total other comprehensive income (loss)	(29,542)	119,766

Comprehensive income (loss)	(25,765)	143,687
Comprehensive income (loss) attributable to noncontrolling interests	5,079	(4,287)

Comprehensive income (loss) attributable to shareholders of Kyocera Corporation	¥(20,686)	¥139,400

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three months ended June 30,
	2012	2013
	(Yen in millions)
Cash flows from operating activities:
Net income	¥3,777	¥23,921
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	16,265	16,737
Provision for doubtful accounts and loss on bad debts	148	37
Write-down of inventories	1,861	2,233
Deferred income taxes	(7,143)	6,588
Foreign currency adjustments	684	(687)
Change in assets and liabilities:
(Increase) decrease in receivables	(726)	34,171
Increase in inventories	(1,359)	(9,887)
Decrease in advance payments	444	532
Increase in other current assets	(2,087)	(971)
Increase (decrease) in notes and accounts payable	6,624	(16,813)
Decrease in accrued income taxes	(3,089)	(14,318)
Decrease in other current liabilities	(6,101)	(11,781)
Increase (decrease) in other non-current liabilities	20,308	(539)
Other, net	(919)	(1,438)

Net cash provided by operating activities	28,687	27,785

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(1,297)	(4,690)
Payments for purchases of held-to-maturity securities	(18,290)	(37,124)
Proceeds from sales and maturities of available-for-sale securities	1,565	55
Proceeds from maturities of held-to-maturity securities	14,012	11,893
Payments for purchases of property, plant and equipment	(15,094)	(14,860)
Payments for purchases of intangible assets	(1,567)	(1,469)
Acquisition of time deposits and certificate of deposits	(56,655)	(84,470)
Withdrawal of time deposits and certificate of deposits	58,455	80,866
Other, net	1,247	2,419

Net cash used in investing activities	(17,624)	(47,380)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	1,838	(392)
Proceeds from issuance of long-term debt	2,788	4,271
Payments of long-term debt	(2,825)	(3,999)
Dividends paid	(11,019)	(11,227)
Other, net	(506)	(232)

Net cash used in financing activities	(9,724)	(11,579)

Effect of exchange rate changes on cash and cash equivalents	(5,981)	6,606

Net decrease in cash and cash equivalents	(4,642)	(24,568)
Cash and cash equivalents at beginning of period	273,288	305,454

Cash and cash equivalents at end of period	¥268,646	¥280,886

The accompanying notes are an integral part of these statements.

NOTES TO THE UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. ACCOUNTING PRINCIPLES, PROCEDURES AND FINANCIAL STATEMENTS’ PRESENTATION

In December 1975, Kyocera Corporation filed a registration statement, Form S-1 and a registration form for American Depositary Receipt (ADR) with the United States Securities and Exchange Commission (SEC) in accordance with the Securities Exchange Act of 1933 and made a registration of its common stock and ADR there. In February 1980, Kyocera Corporation again filed Form S-1 and a registration form for ADR with the SEC in accordance with the mentioned act, and in May 1980, listed its ADR on the New York Stock Exchange.

Kyocera Corporation has filed Form 20-F as an annual report with the SEC, which includes the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, under section 13 of the Securities Exchange Act of 1934. Kyocera Corporation has also prepared quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial statements. Accounting principles generally accepted in the United States of America consist of the Financial Accounting Standards Board (FASB)’s Accounting Standards Codification (ASC) and the SEC’s regulations for filing and reporting.

The following paragraphs identify the significant differences for Kyocera Corporation and its consolidated subsidiaries (Kyocera) between accounting principles generally accepted in the United States of America and accounting principles generally accepted in Japan.

(1) Revenue recognition

Kyocera adopts ASC 605, “Revenue Recognition.” Kyocera recognizes revenue when the risks and rewards of ownership have been transferred to the customer and revenue can be reliably measured.

(2) Business combinations

Kyocera adopts ASC 805, “Business Combinations.” Kyocera adopts the acquisition method and measures identifiable assets, liabilities and noncontrolling interests at fair value. Kyocera recognizes transaction and restructuring costs as expenses, and recognizes any tax adjustment made after the measurement period as income tax expenses. Kyocera records in-process research and development at fair value on acquisition date as a part of fair value of acquired business. In addition, Kyocera recognizes an asset acquired or a liability assumed in a business combination that arise from a contingency at fair value, at the acquisition date, if the acquisition date fair value of that asset or liability can be determined during the measurement period.

(3) Goodwill and other intangible assets

Kyocera adopts ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment.

(4) Lease accounting

Kyocera adopts ASC 840, “Leases.” Kyocera classifies a lease as an operating or a capital lease, and records all capital leases as an asset and an obligation.

(5) Benefit plans

Kyocera adopts ASC 715, “Compensation—Retirement Benefits.” Kyocera recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in the consolidated balance sheet and recognizes changes in that funded status in the year in which the changes occur through comprehensive income. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6) Unused compensated absence

Kyocera adopts ASC 710, “Compensation—General.” Kyocera records accrued liabilities for compensated absences that employees have earned but have not yet used.

(7) Income taxes

Kyocera adopts ASC 740, “Income Taxes.” Kyocera records assets and liabilities for unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained.

(8) Stock issuance costs

Stock issuance costs, net of taxes are deducted from additional paid-in capital.

2. SUMMARY OF ACCOUNTING POLICIES

(1) Basis of consolidation and accounting for investments in affiliated companies

The quarterly consolidated financial statements include the accounts of Kyocera Corporation, its subsidiaries in which Kyocera has a controlling financial interest and variable interest entities for which Kyocera is the primary beneficiary under ASC 810, “Consolidation.” All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies and an investment in a variable interest entity, for which Kyocera is not the primary beneficiary but has a significant influence to, are accounted for by the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies. These variable interest entities do not have material impacts on Kyocera’s consolidated result of operations, financial condition and cash flows.

(2) Revenue recognition

Kyocera generates revenue principally through the sale of industrial components and telecommunications and information equipment. Kyocera’s operations consist of the following seven reporting segments: 1) Fine Ceramic Parts Group, 2) Semiconductor Parts Group, 3) Applied Ceramic Products Group, 4) Electronic Device Group, 5) Telecommunications Equipment Group, 6) Information Equipment Group and 7) Others.

Kyocera recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured in accordance with ASC 605, “Revenue Recognition.” Sales to customers in each of the above segments are based on the specific terms and conditions contained in basic contracts with customers and firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and title) of the products.

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of solar power generating systems in the Applied Ceramic Products Group and information equipment in the Information Equipment Group for which sales are made to end users together with installation services. The transfer of ownership and revenue recognition in these cases occur at the completion of installation and customer acceptance, as Kyocera has no further obligations under the contracts and all revenue recognition criteria under ASC 605, “Revenue Recognition” are met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, “Multiple-Element Arrangements.”

In addition, in the Information Equipment Group, Kyocera may enter into sales contracts and lease agreements ranging from one to seven years directly with end users. Sales contracts and lease agreements may include installation services and have customer acceptance clauses. For sales and sales-type lease agreements, revenue is recognized at the completion of installation and customer acceptance which usually occurs on the same business day as delivery. For sales-type leases, unearned income (which represents interest) is amortized over the lease term using the effective interest method in accordance with ASC 840, “Leases.”

For all sales in the above segments, product returns are only accepted if the products are determined to be defective. There are no price protections, stock rotation or returns provisions, except for certain programs in the Electronic Device Group as noted below.

Sales Incentives

In the Electronic Device Group, sales to independent electronic component distributors may be subject to various sale programs for which a provision for incentive programs is recorded as a reduction of revenue at the time of sale, as further described below in accordance with ASC 605-50, “Customer Payments and Incentives” and ASC 605-15, “Products.”

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit, qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, “Products” an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future returns under the stock rotation program. Kyocera’s actual results have historically approximated its estimates. When the products are returned and verified, the distributor is given credit against their accounts receivables.

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment of a specific part for a sale to the distributor’s end customers from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customers. In accordance with ASC 605, “Revenue Recognition” at the time Kyocera records the sales to distributors, an allowance for the estimated future distributor activities related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activities. In accordance with ASC 605-15, “Products” Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future credits under the ship and debit program. Kyocera’s actual results have historically approximated its estimates.

Sales Rebates

In the case of sales to distributors in the Applied Ceramic Products Group and Information Equipment Group, Kyocera provides cash rebates when predetermined sales targets are achieved during a certain period. Provisions for sales rebates are recorded as a reduction of revenue at the time of revenue recognition based on the best estimate of forecasted sales to each distributor in accordance with ASC 605-50, “Customer Payments and Incentives.”

Sales Returns

Kyocera records an estimated sales returns allowance at the time of sales based on historical return experience.

Products Warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience with consideration given to the expected level of future warranty costs.

In the Information Equipment Group, Kyocera provides a standard one year manufacturer’s warranty on its products. For sales directly to end users, Kyocera offers extended warranty plans that may be purchased and that are renewable in one year incremental periods at the end of the warranty term. Service revenues are recognized over the term of the related service maintenance contracts in accordance with ASC 605-20, “Services.”

(3) Cash and cash equivalents

Kyocera considers cash, bank deposits and all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents accounted for under ASC 305, “Cash and Cash Equivalents.”

(4) Translation of foreign currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average exchange rates for the respective periods accounted for under ASC 830, “Foreign Currency Matters.” Translation adjustments result from the process of translating foreign currency denominated financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are included in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect on the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowance for doubtful accounts

Kyocera maintains allowances for doubtful accounts related to trade notes receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral. In addition, when Kyocera determines it is unable to collect receivables, Kyocera will directly write-off these receivables to expenses in the period incurred.

(6) Inventories

Inventories are accounted for under ASC 330, “Inventory.” Inventories are stated at the lower of cost or market. For finished goods and work in process, cost is mainly determined by the average method. For raw materials and supplies, cost is mainly determined by the first-in, first-out method. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Securities

Debt and equity securities are accounted for under ASC 320, “Investments—Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are accounted for by the cost method in accordance with ASC 325, “Investments—Other.”

Kyocera evaluates whether the declines in fair value of securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Kyocera also reviews its investments accounted for by the equity method for impairment quarterly in accordance with ASC 323, “Investments—Equity Method and Joint Ventures.” Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined through the use of various methodologies such as discounted cash flows and comparable valuations of similar companies.

(8) Property, plant and equipment and depreciation

Property, plant and equipment are accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

Major renewals and betterments are capitalized as tangible assets and they are depreciated based on estimated useful lives. The costs of minor renewals, maintenance and repairs are charged to expenses in the period incurred. When assets are sold or otherwise disposed of, the gains or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the period of disposal, and costs and accumulated depreciation are removed from accounts.

(9) Goodwill and other intangible assets

Goodwill and other intangible assets are accounted for under ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment which are accounted for under ASC 360, “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Software	2 to 10 years
Patent rights	2 to 12 years
Customer relationships	3 to 20 years

(10) Impairment of long-lived assets

Impairment of long-lived assets which include intangible assets with definite useful lives is accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Long-lived assets are considered to be impaired when the expected undiscounted cash flows from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets.

(11) Derivative financial instruments

Derivatives are accounted for under ASC 815, “Derivatives and Hedging.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged to income. However cash flow hedges may qualify for hedge accounting, if the hedging relationship is expected to be highly effective in achieving offsetting cash flows of hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these cash flow hedge derivatives are deferred in accumulated other comprehensive income and charged to income when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts and interest rate swaps as cash flow hedges. However, changes in fair value of most of the foreign currency forward contracts are recorded in income without applying hedge accounting as it is expected that such changes will be offset by corresponding gains or losses of the underlying hedged assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedge to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When a cash flow hedge is discontinued, the net derivative gains or losses remain in accumulated other comprehensive income, unless it is probable that the forecasted transaction will not occur at which point the derivative gains or losses are reclassified into income immediately.

(12) Commitments and contingencies

Commitments and contingencies are accounted for under ASC 450, “Contingencies.” Liabilities for loss contingencies are recorded when analysis indicates that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of loss can be estimated, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. Legal costs are accrued as incurred.

(13) Stock-based compensation

Costs resulting from share-based payment transactions are accounted for under ASC 718, “Compensation—Stock Compensation,” Kyocera recognizes such costs in the quarterly consolidated financial statements based on the grant date fair value over the measurement method.

(14) Net income attributable to shareholders of Kyocera Corporation

Earnings per share is accounted for under ASC 260, “Earnings Per Share.” Basic earnings per share attributable to shareholders of Kyocera Corporation is computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares of stock outstanding during each period.

(15) Research and development expenses and advertising expenses

Research and development expenses are accounted for under ASC 730, “Research and Development”, and charged to operations as incurred. Advertising expenses are accounted for under ASC 720-35, “Other Expenses—Advertising Costs”, and charged to operations as incurred.

(16) Use of estimates

The preparation of the quarterly consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the quarterly consolidated financial statements and accompanying notes. However, actual results could differ from those estimates and assumptions.

(17) Recently adopted accounting standards

On April 1, 2013, Kyocera adopted the FASB’s Accounting Standards Update (ASU) No. 2011-10, “Derecognition of in Substance Real Estate—a Scope Clarification.” This accounting standard requires the reporting entity to apply the guidance in ASC 360-20, “Property, Plant, and Equipment—Real Estate Sales” to determine whether it should derecognize the in substance real estate when a parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2013, Kyocera adopted the FASB’s ASU No. 2011-11, “Disclosures about Offsetting Assets and Liabilities” and ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” ASU No. 2011-11 requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. ASU 2013-01 clarifies that the scope of ASU No. 2011-11 applies to derivatives accounted for in accordance with ASC 815, “Derivatives and Hedging” including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210-20-45, “Balance Sheet—Offsetting—Other Presentation Matters” or ASC 815-10-45, “Derivatives and Hedging—Overall—Other Presentation Matters” or subject to an enforceable master netting arrangement or similar agreement. As these accounting standards were the provisions for disclosure, the adoption of these accounting standards did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2013, Kyocera adopted the FASB’s ASU No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment.” This accounting standard permits an entity to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the impairment test. An entity is not required to calculate the fair value of the indefinite-lived intangible asset unless the entity determines that it is more likely than not that the indefinite-lived intangible asset is impaired. As this accounting standard did not actually change how the impairment would be calculated, the adoption of this accounting standard did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2013, Kyocera adopted the FASB’s ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” This accounting standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, this accounting standard requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, this accounting standard required an entity to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. As this accounting standard was a provision for disclosure, the adoption of this accounting standard did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(18) Recently issued accounting standards

In July 2013, the FASB issued ASU No. 2013-10, “Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes.” This accounting standard permits an entity to use the Fed Funds Effective Swap Rate (Overnight Index Swap Rate) as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815, in addition to the interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate. This accounting standard will be effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The adoption of this accounting standard will not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In July 2013, the FASB issued ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” This accounting standard requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward in the financial statements. This accounting standard will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this accounting standard will not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(19) Reclassifications

Certain reclassifications and format changes have been made to the consolidated statements of cash flows for three months ended June 30, 2012 to conform to the current presentation.

3. BUSINESS COMBINATION

On February 6, 2013, AVX Corporation, a U.S. based subsidiary, acquired by merger all of the outstanding capital stock of the Tantalum Components Division of Nichicon Corporation (Asia Tantalum) for ¥8,054 million in cash, subject to customary working capital adjustments. Asia Tantalum designs, develops, manufactures and markets tantalum electronic components. Asia Tantalum’s products are used in a broad range of commercial applications. Asia Tantalum has manufacturing facilities located in Shiga, Japan and Tianjin, China. The acquisition enhances AVX Corporation’s leadership position in the passive electronic component industry and provides further opportunities for expansion in the Asian region and tantalum component manufacturing efficiencies.

The results of operations of Asia Tantalum were included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Electronic Device Group.

Kyocera has used the acquisition method of accounting to record the transaction in accordance with ASC 805, “Business Combinations.” In accordance with the purchase method, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values with the excess being allocated to goodwill. Factors that contributed to the recognition of goodwill include expected synergies and the trained workforce.

As of June 30, 2013, the allocation of the purchase price was prepared based on estimates of fair values, as shown in the following table. The purchase price allocation of assets and liabilities is preliminary and subject to change as Kyocera awaits the completion of the fair value appraisal of certain personal and real tangible assets as well as certain intangible assets.

June 30, 2013
(Yen in millions)
Accounts receivables	¥727
Inventories	1,414
Other current assets and liabilities	(200)

Working capital	1,941

Property, plant and equipment	2,873
Accrued benefit liability	(179)

Total identified assets and liabilities	4,635

Purchase price (Cash)	8,212

Goodwill	¥3,577

The total amount of goodwill is not expected to be deductible for tax purposes.

The pro forma results are not presented as the revenue and earnings were not material.

During the three months ended June 30, 2013, Kyocera paid an additional ¥158 million to settle the working capital adjustment provisions of the purchase agreement, resulting in an increase in recorded goodwill during the period by the same amount.

4. DEBT SECURITIES, EQUITY SECURITIES AND OTHER INVESTMENTS

(1) Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at March 31, 2013 and June 30, 2013, included in short-term investments in debt securities and in long-term investments in debt and equity securities are summarized as follows:

	March 31, 2013				June 30, 2013
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities	¥269,819	¥488,748	¥218,929	¥0	¥274,869	¥640,300	¥365,433	¥2
Investment trusts	3,900	4,371	471	—	3,900	4,678	778	0

Total equity securities	273,719	493,119	219,400	0	278,769	644,978	366,211	2

Corporate bonds	7,549	7,601	108	56	11,862	11,856	209	215
Government bonds and public bonds	—	—	—	—	376	366	—	10

Total debt securities	7,549	7,601	108	56	12,238	12,222	209	225

Total available-for-sale securities	281,268	500,720	219,508	56	291,007	657,200	366,420	227

Held-to-maturity securities:
Corporate bonds	48,658	48,736	98	20	74,798	74,838	81	41
Government bonds and public bonds	5	5	—	—	5	5	—	—
Others	1,000	1,000	0	—	1,000	1,000	0	—

Total held-to-maturity securities	49,663	49,741	98	20	75,803	75,843	81	41

Total	¥330,931	¥550,461	¥219,606	¥76	¥366,810	¥733,043	¥366,501	¥268

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

Gross unrealized gains on equity securities which derived from a fluctuation in the market value of the shares of KDDI Corporation (KDDI) at March 31, 2013 and June 30, 2013 are as follows:

	March 31, 2013	June 30, 2013
	(Yen in millions)
Gross unrealized gains on shares of KDDI	¥194,216	¥341,967

(2) Other investments

Kyocera holds time deposits and certificates of deposits which are due over three months to original maturity, non-marketable equity securities, long-term loans and investments in affiliates and an unconsolidated subsidiary. Carrying amounts of these investments at March 31, 2013 and June 30, 2013, included in other short-term investments and in other long-term investments, are summarized as follows:

	March 31, 2013	June 30, 2013
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥179,875	¥186,184
Non-marketable equity securities	9,441	9,419
Long-term loans	43	52
Investments in affiliates and an unconsolidated subsidiary	3,145	2,897

Total	¥192,504	¥198,552

5. FAIR VALUE

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2:	Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3:	Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

(1) Assets and liabilities measured at fair value on a recurring basis

	March 31, 2013				June 30, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Current Assets:
Foreign currency forward contracts	¥—	¥956	¥—	¥956	¥—	¥1,280	¥—	¥1,280

Total derivatives	—	956	—	956	—	1,280	—	1,280

Total current assets	—	956	—	956	—	1,280	—	1,280

Non-Current Assets:
Marketable equity securities	488,748	—	—	488,748	640,300	—	—	640,300
Investment trusts	21	4,350	—	4,371	24	4,654	—	4,678

Total equity securities	488,769	4,350	—	493,119	640,324	4,654	—	644,978

Corporate bonds	7,601	—	—	7,601	11,856	—	—	11,856
Government bonds and public bonds	—	—	—	—	366	—	—	366

Total debt securities	7,601	—	—	7,601	12,222	—	—	12,222

Total non-current assets	496,370	4,350	—	500,720	652,546	4,654	—	657,200

Total assets	¥496,370	¥5,306	¥—	¥501,676	¥652,546	¥5,934	¥—	¥658,480

Current Liabilities:
Foreign currency forward contracts	¥—	¥9,233	¥—	¥9,233	¥—	¥3,550	¥—	¥3,550
Interest rate swaps	—	22	—	22	—	19	—	19

Total derivatives	—	9,255	—	9,255	—	3,569	—	3,569

Total current liabilities	¥—	¥9,255	¥—	¥9,255	¥—	¥3,569	¥—	¥3,569

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers between Levels 1 and 2 for the three months ended June 30, 2012 and 2013.

The fair value of Level 2 derivatives is estimated based on quotes from financial institutions. With respect to the detail information of derivatives, please refer to the Note 8 to the Quarterly Consolidated Financial Statements.

(2) Fair value of financial instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	March 31, 2013		June 30, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions)
Assets (a):
Short-term investments in debt securities	¥43,893	¥43,910	¥71,745	¥71,791
Long-term investments in debt and equity securities	506,490	506,551	661,258	661,252
Other long-term investments (excluding investments in affiliates and an unconsolidated subsidiary)	9,516	9,516	9,499	9,499

Total	¥559,899	¥559,977	¥742,502	¥742,542

Liabilities (b):
Long-term debt (including due within one year)	¥30,672	¥30,691	¥32,825	¥32,865

Total	¥30,672	¥30,691	¥32,825	¥32,865

(a)	For investments with active markets, fair value is based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate the fair value because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at March 31, 2013 and June 30, 2013 were ¥9,428 million and ¥9,406 million, respectively.

Fair value of held-to-maturity investments in debt securities is mainly classified as Level 1 and Level 2.

(b)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities, and classified as Level 2.

Carrying amounts of cash and cash equivalents, other short-term investments, trade notes receivables, trade accounts receivables, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair values because of the short maturity of these instruments.

6. INVENTORIES

Inventories at March 31, 2013 and June 30, 2013 are as follows:

	March 31, 2013	June 30, 2013
	(Yen in millions)
Finished goods	¥142,175	¥156,069
Work in process	54,248	57,520
Raw materials and supplies	100,027	99,269

Total	¥296,450	¥312,858

7. ALLOWANCE FOR DOUBTFUL ACCOUNTS

(1) Allowance for doubtful accounts that are deducted from the related receivables

Allowance for doubtful accounts that are deducted from the related receivables at March 31, 2013 and June 30, 2013 are as follows:

	March 31, 2013	June 30, 2013
	(Yen in millions)
Other current assets	¥387	¥420
Other long-term investments	1	—
Other assets	1,980	2,101

(2) Allowance for doubtful accounts related to lease receivables

Lease receivables represent capital leases which consist of sales-type leases. Most of the lease receivables are recognized at TA Triumph-Adler GmbH and its consolidated subsidiaries (TA), consolidated German subsidiaries of Kyocera Document Solutions Inc. These receivables typically have terms ranging from one year to seven years.

A reconciliation of the beginning and end amounts of allowance for doubtful accounts related to lease receivables are as follows:

TA estimates allowance for doubtful accounts related to lease receivables at the portfolio level.

	Three months ended June 30,
	2012	2013
	(Yen in millions)
Balance at beginning of period	¥382	¥238
Charged to costs or expenses, or charge-offs	10	18
Others*	(39)	16

Balance at end of period	¥353	¥272

*	Others consist mainly of foreign currency translation.

The amounts of lease receivables less allowances for doubtful accounts at March 31, 2013 and June 30, 2013 were ¥32,674 million and ¥34,168 million, respectively, which are included in other current assets and other assets in the consolidated balance sheets.

8. DERIVATIVES AND HEDGING

Kyocera’s activities are exposed to varieties of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 60% of Kyocera’s net sales are generated from overseas customers, which expose Kyocera to foreign currency exchange rate fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rate changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera became exposed to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (a) entering into transactions with creditworthy counterparties, (b) limiting the amount of exposure to each counterparty, and (c) monitoring the financial condition of its counterparties.

Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Cash Flow Hedges:

Kyocera uses certain foreign currency forward contracts with terms normally lasting for less than four months designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera also uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rate debt.

Other Derivatives:

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currencies, principally the U.S. dollar and the Euro. Kyocera purchases foreign currency forward contracts to protect against the adverse effects that exchange rate fluctuations may have on foreign-currency-denominated trade receivables and payables. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables and payables are recorded as foreign currency transaction gains, net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contractual amounts of derivative financial instruments at March 31, 2013 and June 30, 2013 are as follows:

	March 31, 2013	June 30, 2013
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥12,225	¥14,146
Interest rate swaps	120	112

Total	12,345	14,258

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	163,526	159,751

Total derivatives	¥175,871	¥174,009

The fair value and location of derivative financial instruments in the consolidated balance sheets at March 31, 2013 and June 30, 2013 are as follows:

	Location	March 31, 2013	June 30, 2013
		(Yen in millions)
Derivative assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥105	¥114

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	851	1,166

Total derivative assets		¥956	¥1,280

Derivative liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥192	¥109
Interest rate swaps	Other current liabilities	22	19

Total		214	128

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	9,041	3,441

Total derivative liabilities		¥9,255	¥3,569

The amounts of derivative financial instruments included in comprehensive income and the locations in the consolidated statements of income for the three months ended June 30, 2012 and 2013 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in net unrealized gains (losses) on derivative financial instruments

	Three months ended June 30,
Type of derivatives	2012	2013
	(Yen in millions)
Foreign currency forward contracts	¥69	¥54
Interest rate swaps	(25)	(105)

Total	¥44	¥(51)

Gains (losses) recognized in income, which are reclassified from net unrealized gains (losses) on derivative financial instruments (effective portion)

		Three months ended June 30,
Type of derivatives	Location	2012	2013
		(Yen in millions)
Foreign currency forward contracts	Net sales	¥33	¥78
Foreign currency forward contracts	Cost of sales	(60)	(171)
Interest rate swaps	Interest expense	24	—

Total		¥(3)	¥(93)

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)

		Three months ended June 30,
Type of derivatives	Location	2012	2013
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(19)	¥(2)

Derivatives not designated as hedging instruments:

Gains (losses) recognized in income

		Three months ended June 30,
Type of derivatives	Location	2012	2013
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥7,209	¥5,915

9. BENEFIT PLANS

Domestic:

Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees.

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the three months ended June 30, 2012 and 2013 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Three months ended June 30,
	2012	2013
	(Yen in millions)
Service cost	¥2,511	¥2,828
Interest cost	581	422
Expected return on plan assets	(867)	(830)
Amortization of prior service cost	(1,082)	(1,086)
Recognized actuarial loss	377	471

Net periodic pension costs	¥1,520	¥1,805

Foreign:

Kyocera’s foreign consolidated subsidiaries, such as Kyocera International, Inc. and its consolidated subsidiaries, AVX Corporation and its consolidated subsidiaries, and TA, maintain non-contributory defined benefit pension plans in the U.S., Germany and other countries.

Net periodic pension costs at these foreign subsidiaries for the three months ended June 30, 2012 and 2013 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Three months ended June 30,
	2012	2013
	(Yen in millions)
Service cost	¥84	¥123
Interest cost	402	464
Expected return on plan assets	(296)	(404)
Amortization of prior service cost	2	2
Recognized actuarial loss	102	251

Net periodic pension costs	¥294	¥436

10. INCOME TAXES

The effective tax rates for the three months ended June 30, 2013 of 31.3% was higher than that for the three months ended June 30, 2012 of 20.1%. The upward difference was due mainly to a recording for the three months ended June 30, 2012 of deferred tax assets related to a charge of an environmental remediation work at AVX Corporation, a U.S. based subsidiary.

11. COMMITMENTS AND CONTINGENCIES

As of June 30, 2013, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥12,862 million principally due within one year.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. The future minimum lease commitments under non-cancelable operating leases as of June 30, 2013 are as follows:

June 30, 2013
(Yen in millions)
Due within 1 year	¥5,724
Due after 1 year but within 2 years	3,808
Due after 2 years but within 3 years	2,292
Due after 3 years but within 4 years	1,426
Due after 4 years but within 5 years	1,077
Thereafter	1,434

Total	¥15,761

Kyocera has entered into purchase agreements for a certain portion of an anticipated quantity of materials used in its operations. Under those agreements, during the three months ended June 30, 2013, Kyocera purchased ¥2,246 million, and is obligated to purchase ¥225,035 million in total by the end of December 2020.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. As of June 30, 2013, the total amount of these guarantees was ¥578 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

AVX corporation (AVX), a U.S. based subsidiary, has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with certain sites at which remediation is required with respect to prior contamination. Because CERCLA has generally been construed to authorize joint and several liability, the EPA could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX also are, or have been, involved in site investigation and clean-up activities. AVX believes that liability resulting from these sites will be apportioned between AVX and other PRPs.

To resolve its liability at the sites at which AVX has been named a PRP, AVX has entered into various administrative orders and consent decrees with federal and state regulatory agencies governing the timing and nature of investigation and remediation. As is customary, the orders and decrees regarding sites where the PRPs are not themselves implementing the chosen remedy contain provisions allowing the EPA to reopen the agreement and seek additional amounts from settling PRPs in the event that certain contingencies occur, such as the discovery of significant new information about site conditions.

In 1991, in connection with a consent decree (1992 Consent Decree), AVX paid ¥8,878 million ($66 million), plus interest, toward the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts (the harbor) in settlement with the United States and the Commonwealth of Massachusetts, subject to reopener provisions, including a reopener if certain remediation costs for the site exceed ¥12,920 million ($130.5 million).

On April 18, 2012, the EPA issued to AVX a Unilateral Administrative Order (UAO) directing AVX to perform the Remedial Design, the Remedial Action and Operation and Maintenance as set forth in the UAO, for the harbor clean-up, pursuant to the reopener provision. The original effective date set forth in the UAO was June 18, 2012 (and subsequently extended to September 3, 2013), pursuant to which AVX had to inform the EPA if it intends to comply with the UAO.

On October 10, 2012, the EPA, the United States, and the Commonwealth of Massachusetts and AVX announced that they had reached a financial settlement with respect to the EPA’s ongoing clean-up of the harbor. That agreement is contained in a Supplemental Consent Decree that modifies certain provisions of the 1992 Consent Decree, including elimination of the governments’ right to invoke the clean-up reopener provisions in the future. In accordance with the settlement, AVX will pay ¥36,259 million ($366.25 million), plus interest computed from August 1, 2012, in three installments over a two-year period for use by the EPA and the Commonwealth to complete the clean-up of the harbor, and the EPA will withdraw the UAO. The settlement requires approval by the United States District Court before becoming final. The timing of any such approval is uncertain.

As AVX and Kyocera recorded a charge with respect to this matter in the amount of ¥7,900 million ($100 million) for the year ended March 31, 2012, and ¥21,300 million ($266.25 million) for the year ended March 31, 2013, which are included in selling, general and administrative expenses in the consolidated statements of income, AVX and kyocera have recorded a liability for the full amount of the proposed settlement.

In addition to the above matter, Kyocera is involved in various environmental matters and Kyocera currently has certain amount of reserves related to such environmental matters. The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. The uncertainties about the status of laws, regulations, regulatory actions, technology and information related to individual sites make it difficult to develop an estimate of the reasonably possible aggregate environmental remediation exposure; therefore these costs could differ from our current estimates.

Kyocera is also subject to various lawsuits and claims which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount can be reasonably estimated. Based on the information available, management believes that damages, if any, resulting from these actions will not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

12. EQUITY

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are declared.

Based on the resolution at the ordinary general shareholders’ meeting held on June 26, 2013, Kyocera Corporation declared year-end cash dividends totaling ¥11,006 million, ¥60 per share of common stock effective June 27, 2013 to shareholders of record on March 31, 2013.

Changes in Kyocera Corporation shareholders’ equity, noncontrolling interests and total equity for the three months ended June 30, 2012 and 2013 are as follows:

	Kyocera Corporation Shareholder’s Equity	Noncontrolling Interests	Equity
	(Yen in millions)
Balance at March 31, 2012	¥1,469,505	¥64,736	¥1,534,241
Comprehensive loss
Net income	6,570	(2,793)	3,777
Other comprehensive income (loss)—net of taxes
Net unrealized losses on securities	(10,833)	(7)	(10,840)
Net unrealized gains on derivative financial instruments	44	23	67
Pension adjustments	(93)	(1)	(94)
Foreign currency translation adjustments	(16,374)	(2,301)	(18,675)

Total other comprehensive income (loss)	(27,256)	(2,286)	(29,542)

Total comprehensive loss	(20,686)	(5,079)	(25,765)

Cash dividends paid to Kyocera Corporation’s shareholders	(11,007)	—	(11,007)
Cash dividends paid to noncontrolling interests	—	(714)	(714)
Others	61	(285)	(224)

Balance at June 30, 2012	¥1,437,873	¥58,658	¥1,496,531

	Kyocera Corporation Shareholder’s Equity	Noncontrolling Interests	Equity
	(Yen in millions)
Balance at March 31, 2013	¥1,646,157	¥68,785	¥1,714,942
Comprehensive income
Net income	22,651	1,270	23,921
Other comprehensive income (loss)—net of taxes
Net unrealized gains on securities	97,317	(34)	97,283
Net unrealized losses on derivative financial instruments	(51)	21	(30)
Pension adjustments	(298)	(43)	(341)
Foreign currency translation adjustments	19,781	3,073	22,854

Total other comprehensive income (loss)	116,749	3,017	119,766

Total comprehensive income	139,400	4,287	143,687

Cash dividends paid to Kyocera Corporation’s shareholders	(11,006)	—	(11,006)
Cash dividends paid to noncontrolling interests	—	(942)	(942)
Others	0	49	49

Balance at June 30, 2013	¥1,774,551	¥72,179	¥1,846,730

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in accumulated other comprehensive income for the three months ended June 30, 2012 and 2013 are as follows:

	Net Unrealized Gains on Securities	Net Unrealized Losses on Derivative Financial Instruments	Pension Adjustments	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at March 31, 2012	¥40,735	¥(70)	¥(12,290)	¥(110,014)	¥(81,639)
Other comprehensive income (loss), net	(10,833)	44	(93)	(16,374)	(27,256)
Equity transactions with noncontrolling interests	—	0	(2)	(52)	(54)

Balance at June 30, 2012	¥29,902	¥(26)	¥(12,385)	¥(126,440)	¥(108,949)

	Net Unrealized Gains on Securities	Net Unrealized Losses on Derivative Financial Instruments	Pension Adjustments	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at March 31, 2013	¥135,248	¥(68)	¥(23,415)	¥(61,627)	¥50,138
Other comprehensive income (loss), net
Other comprehensive income (loss) before reclassifications	97,336	(146)	(75)	19,781	116,896
Amounts reclassified from accumulated other comprehensive income	(19)	95	(223)	—	(147)

Other comprehensive income (loss), net	97,317	(51)	(298)	19,781	116,749

Equity transactions with noncontrolling interests	—	0	0	0	0

Balance at June 30, 2013	¥232,565	¥(119)	¥(23,713)	¥(41,846)	¥166,887

The amounts reclassified out of accumulated other comprehensive income and the affected line items in the consolidated statements of income for the three months ended June 30, 2013 are as follows:

Details about accumulated other comprehensive income components	Affected line items	Three months ended June 30, 2013
		(Yen in millions)
Net unrealized gains (losses) on securities:
Sales of securities	Other, net	¥(30)

	Income before income taxes	(30)
	Income taxes	10

	Net income	(20)
	Net income attributable to noncontrolling interests	1

	Net income attributable to shareholders of Kyocera Corporation	(19)

Net unrealized gains (losses) on derivative financial Instruments:
Foreign currency forward contracts	Net sales	(136)
	Cost of sales	297
	Foreign currency transaction gains, net	4

	Income before income taxes	165
	Income taxes	(33)

	Net income	132
	Net income attributable to noncontrolling interests	(37)

	Net income attributable to shareholders of Kyocera Corporation	95

Pension adjustments:
Amortization of prior service cost and recognized actual loss	*1	(362)

	Income before income taxes	(362)
	Income taxes	150

	Net income	(212)
	Net income attributable to noncontrolling interests	(11)

	Net income attributable to shareholders of Kyocera Corporation	(223)

Total reclassifications for the period		¥(147)

*1	As for the affected line items in the consolidated statements of income by reclassification of pension adjustments, please refer to the Note 9 to the Quarterly Consolidated Financial Statements.
*2	Amounts in parentheses indicate gains in the consolidated statements of income.

Tax effect allocated to each components of other comprehensive income (loss) for the three months ended June 30, 2012 and 2013 are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the three months ended June 30, 2012:
Net unrealized losses on securities	¥(16,878)	¥6,038	¥(10,840)
Net unrealized gains on derivative financial instruments	81	(14)	67
Pension adjustments	(325)	231	(94)
Foreign currency translation adjustments	(18,675)	—	(18,675)

Other comprehensive income (loss)	¥(35,797)	¥6,255	¥(29,542)

For the three months ended June 30, 2013:
Net unrealized gains on securities	¥151,579	¥(54,296)	¥97,283
Net unrealized losses on derivative financial instruments	(71)	41	(30)
Pension adjustments	(491)	150	(341)
Foreign currency translation adjustments	22,854	—	22,854

Other comprehensive income (loss)	¥173,871	¥(54,105)	¥119,766

14. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information is as follows:

	Three months ended June 30,
	2012	2013
	(Yen in millions)
Research and development expenses	¥11,745	¥12,193
Advertising expenses	1,617	1,327
Shipping and handling cost included in selling, general and administrative expenses	4,600	5,591

15. SEGMENT REPORTING

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment etc.

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Main products or businesses of each reporting segment are as follows:

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and Flat Panel Display (FPD) Manufacturing Equipment,

Information & Telecommunication Components,

General Industrial Machinery Components,

Sapphire Substrates, and

Automotive Components

(2) Semiconductor Parts Group

Ceramic Packages for Crystal and SAW Devices, CMOS/CCD Image Sensor Ceramic Packages,

LSI Ceramic Packages, Wireless Communication Device Packages,

Optical Communication Device Packages and Components, and

Organic Multilayer Packages

(3) Applied Ceramic Products Group

Residential and Commercial Use Solar Power Generating Systems, Solar Cells and Modules,

Cutting Tools, Micro Drills,

Medical and Dental Implants, and

Jewelry and Applied Ceramic Related Products

(4) Electronic Device Group

Ceramic Capacitors, Tantalum Capacitors,

SAW Devices, RF Modules, EMI Filters,

Clock Oscillators, Crystal Units, Ceramic Resonators, Optical Low Pass Filters,

Connectors,

Thermal Printheads, Inkjet Printheads,

Amorphous Silicon Photoreceptor Drums,

LCDs, and Touch Panels

(5) Telecommunications Equipment Group

Mobile Phones, and

PHS related Products such as PHS Handsets and PHS Base Stations

(6) Information Equipment Group

Monochrome and Color Printers and Multifunction Products,

Wide Format Systems,

Document Solutions,

Application Software, and

Supplies

(7) Others

Information Systems & Telecommunication Services,

Engineering Business, Management Consulting Business,

Epoxy Molding Compounds for Semiconductor Encapsulation,

Electrical Insulators, Flexible Printed Circuit Sheet Materials, Synthetic Resin Molded Parts,

Realty Development Business, and

LED Lighting Systems

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate gains, equity in earnings, income taxes and net income attributable to noncontrolling interests.

Kyocera’s sales to KDDI Corporation and its consolidated subsidiaries (KDDI group) which are mainly recorded in the Telecommunications Equipment Group are as follows:

	Three months ended June 30,
	2012	2013
Amount of sales to KDDI group (Yen in millions)	¥25,985	¥23,749
Ratio of amount of sale to KDDI group to consolidated net sales (%)	8.7	7.2

Information by reporting segments for the three months ended June 30, 2012 and 2013 is summarized as follows:

Reporting Segments

	Three months ended June 30,
	2012	2013
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥19,069	¥18,716
Semiconductor Parts Group	38,400	41,474
Applied Ceramic Products Group	42,600	61,496
Electronic Device Group	69,891	73,315
Telecommunications Equipment Group	41,521	38,512
Information Equipment Group	58,483	70,713
Others	34,689	38,061
Adjustments and eliminations	(6,927)	(10,632)

Net sales	¥297,726	¥331,655

Income before income taxes:
Fine Ceramic Parts Group	¥2,334	¥2,903
Semiconductor Parts Group	5,705	7,923
Applied Ceramic Products Group	1,483	8,041
Electronic Device Group	(17,503)	6,170
Telecommunications Equipment Group	(206)	(1,406)
Information Equipment Group	5,702	6,067
Others	1,244	752

Total operating profit (loss)	(1,241)	30,450
Corporate gains and Equity in earnings of affiliates and an unconsolidated subsidiary	6,030	4,645
Adjustments and eliminations	(62)	(282)

Income before income taxes	¥4,727	¥34,813

Depreciation and amortization:
Fine Ceramic Parts Group	¥1,475	¥1,133
Semiconductor Parts Group	2,615	3,106
Applied Ceramic Products Group	3,287	3,055
Electronic Device Group	3,365	3,971
Telecommunications Equipment Group	1,847	1,190
Information Equipment Group	2,185	2,432
Others	1,005	1,320
Corporate	486	530

Total	¥16,265	¥16,737

Capital expenditures:
Fine Ceramic Parts Group	¥1,335	¥661
Semiconductor Parts Group	2,283	3,927
Applied Ceramic Products Group	2,628	2,303
Electronic Device Group	2,584	3,888
Telecommunications Equipment Group	771	976
Information Equipment Group	2,081	1,470
Others	459	1,009
Corporate	1,050	994

Total	¥13,191	¥15,228

Geographic segments (Net sales by region)

	Three months ended June 30,
	2012	2013
	(Yen in millions)
Net sales:
Japan	¥133,111	¥139,118
Asia	55,527	68,243
Europe	47,166	56,282
United States of America	49,498	52,189
Others	12,424	15,823

Net sales	¥297,726	¥331,655

There are no individually material countries with respect to revenue from external customers in Asia, Europe and Others.

Geographic Segments (Net sales and Income before income taxes by Geographic area)

	Three months ended June 30,
	2012	2013
	(Yen in millions)
Net sales:
Japan	¥145,965	¥145,459
Intra-group sales and transfer between geographic areas	97,388	111,736

	243,353	257,195

Asia	46,738	58,863
Intra-group sales and transfer between geographic areas	58,162	67,703

	104,900	126,566

Europe	49,774	58,784
Intra-group sales and transfer between geographic areas	7,446	11,140

	57,220	69,924

United States of America	49,245	61,654
Intra-group sales and transfer between geographic areas	6,596	9,878

	55,841	71,532

Others	6,004	6,895
Intra-group sales and transfer between geographic areas	3,040	3,992

	9,044	10,887

Adjustments and eliminations	(172,632)	(204,449)

Net sales	¥297,726	¥331,655

Income before income taxes:
Japan	¥8,901	¥13,542
Asia	5,339	5,443
Europe	1,035	1,775
United States of America	(17,400)	4,888
Others	50	(124)

	(2,075)	25,524
Corporate gains and Equity in earnings of affiliates and an unconsolidated subsidiary	6,030	4,645
Adjustments and eliminations	772	4,644

Income before income taxes	¥4,727	¥34,813

16. PER SHARE INFORMATION

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Three months ended June 30,
	2012	2013
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥6,570	¥22,651

Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥35.82	¥123.48
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥35.82	¥123.48

Basic weighted average number of shares outstanding	183,444	183,439
Diluted weighted average number of shares outstanding	183,444	183,439

17. SUBSEQUENT EVENT

On August 6, 2013, Kyocera Corporation entered into a share transfer agreement with Toppan Printing Co., Ltd. and NEC Corporation, which have ownership interests in NEC Toppan Circuit Solutions, Inc. (TNCSi), to acquire 100% of the common stock of TNCSi, a manufacturer of printed circuit board, in order to further strengthen and expand its organic substrate business.

The share transfer is planned to be made on October 1, 2013 and the acquisition price is assumed to be approximately ¥19,500 million.

Reference Information (Unaudited)

1. Production (Sales price)

	Three months ended June 30,				Increase (Decrease) %
	2012		2013
	Amount	% to the total	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥18,972	6.5	¥20,327	5.7	7.1
Semiconductor Parts Group	37,998	12.9	43,910	12.4	15.6
Applied Ceramic Products Group	45,242	15.4	69,986	19.7	54.7
Electronic Device Group	68,520	23.3	75,437	21.3	10.1

Total Components Business	170,732	58.1	209,660	59.1	22.8
Telecommunications Equipment Group	40,976	14.0	44,596	12.6	8.8
Information Equipment Group	57,548	19.6	72,600	20.5	26.2

Total Equipment Business	98,524	33.6	117,196	33.1	19.0
Others	24,370	8.3	27,673	7.8	13.6

Production	¥293,626	100.0	¥354,529	100.0	20.7

2. Orders

	Three months ended June 30,				Increase (Decrease) %
	2012		2013
	Amount	% to the total	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥19,650	6.3	¥19,447	5.6	(1.0)
Semiconductor Parts Group	41,201	13.1	43,751	12.6	6.2
Applied Ceramic Products Group	43,421	13.9	66,517	19.2	53.2
Electronic Device Group	72,989	23.3	75,877	21.9	4.0

Total Components Business	177,261	56.6	205,592	59.3	16.0
Telecommunications Equipment Group	45,234	14.4	42,312	12.2	(6.5)
Information Equipment Group	58,471	18.7	71,275	20.6	21.9

Total Equipment Business	103,705	33.1	113,587	32.8	9.5
Others	38,625	12.3	38,056	11.0	(1.5)
Adjustments and eliminations	(6,471)	(2.0)	(10,635)	(3.1)	—

Orders	¥313,120	100.0	¥346,600	100.0	10.7